Earnings to Fixed Charges
(in $millions)
	Historical		Proforma
	Period from February 17, 2006 to September 30, 2006	Three months ended December 30, 2006	Year Ended September 30, 2006	Three months ended December 30, 2006
Earnings:
Income (loss) before taxes	-51.1	-52.5	-103.3	-52.7
Interest	46.5	59.9	236.4	59.1
Interest portion of rental expense	2.2	3.7	12.9	3.7
	-2.4	11.1	146.0	10.1

Fixed Charges:
Interest	46.5	59.9	236.4	59.1
Interest capitalized	0.0	-0.3	-2.5	-0.3
Interest portion of rental expense	2.2	3.7	12.9	3.7
	48.7	63.3	246.8	62.5

Ratio	-4.86	17.49	59.15	16.12

Shortfall (overage)	51.1	52.2	100.8	52.4